

Ronald S. Tucker

Attorney at Law
78-153 Calle Norte
La Quinta, CA 92253
(760) 771-0036
Fax: (760) 771-4191

RECD S.E.C.
APR 17 2007
1086

RECEIVED
APR 17 2007
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

March 11, 2007

Ms. Goldie Walker
Office of Emerging Growth Companies
Securities & Exchange Commission
450 5th Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Subject: RX Healthcare Systems, Ltd. - Form 1 - A Offering Statement - #24-10172

Dear Ms. Walker:

Enclosed please find the following:

1. Seven Copies of Second Amendment to Form 1-A, one manually signed.
2. Three redlined copies reflecting the changes made from the earlier filing.
3. A copy of this letter and a self addressed envelop.

In response to your comments letter dated March 27, 2007 we have amended the business and operational plan to include a remote controlled automatic spraying system in lieu of the uncertified product and made appropriate adjustments to the application. We believe that in reading the Offering Statement you agree that it qualify's as a Regulation A offering.

Please refer to our letter of March 11, 2007 for our response to your comments to the original application.

Please stamp the letter on filing and return to me in the self addressed envelop.

Sincerely,

/s/ Ronald S. Tucker

Ronald S. Tucker